Exhibit 99.2

Decent Holding Inc. Announces Closing of $1.23 Million Follow-on Offering

YANTAI, China, Oct. 05, 2026 (GLOBE NEWSWIRE) -- Decent Holding Inc. (NASDAQ: DXST) (the “Company”), a technology-driven provider of wastewater treatment and community-based senior health and elderly care services in China, today announced the closing of its previously announced follow-on offering to an institutional investor for the sale of (i) in a registered direct offering, 822,828 Class A ordinary shares, par value of $0.0025 per share, of the Company (the “Class A Ordinary Shares”) or, in lieu thereof, pre-funded warrants, at a purchase price of $1.50 per share; and (ii) in a concurrent private placement, unregistered warrants (the “Unregistered Warrants”) to purchase up to 822,828 Class A Ordinary Shares, with an exercise price of $1.50 per share (together, the “Securities”). The offering closed on October 05, 2026.

The gross proceeds from this offering were approximately $1.23 million, before deducting placement agent fees and other offering expenses.

The Company intends to use the net proceeds from the offering for working capital and general corporate purposes.

FT Global Capital, Inc. acted as the exclusive placement agent for the offering.

The Class A Ordinary Shares (or pre-funded warrants in lieu thereof) were offered by means of and pursuant to the Company’s “shelf” registration statement on Form F-3 (File No. 333-295313), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 24, 2026, and declared effective on May 7, 2026. A prospectus supplement and the accompanying prospectus relating to the Class A Ordinary Shares (or pre-funded warrants in lieu thereof) has been filed with the SEC and is available on the SEC’s website at www.sec.gov.

The Unregistered Warrants were issued in a concurrent private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder and, along with the Class A ordinary shares underlying the warrants, have not been registered under the Securities Act, or applicable state securities laws. Accordingly, the warrants and underlying Class A ordinary shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Decent Holding Inc.

Decent Holding Inc. (NASDAQ: DXST) specializes in the provision of wastewater treatment by cleansing industrial wastewater, ecological river restoration and river ecosystem management by enhancing water quality, as well as microbial products primarily used for pollutant removal and water quality enhancement, through the Company's operating subsidiary, Shandong Dingxin Ecology Environmental Co., Ltd. In addition, through its operating subsidiary Suncare (Shanghai) Health Technology Co., Ltd., the Company operates an AI-powered, community-based senior health and elderly care platform serving China's aging population. For more information, please visit the Company’s website.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “plan,” “should,” “could,” “believe,” “expect,” “anticipate,” “project,” “estimate,” “potential”, or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Investor Relations Contact:

WFS Investor Relations Inc.
Connie Kang, Partner
Email: ckang@wfsir.com
Tel: +86 1381 185 7742